TRANSMISSÃO
PAULISTA

03007837

Data *São Paulo, march 13, 2003* *Ref.* ***CT/F/00746/2003***

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

03 MAR 18 AM 7:21

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We inform you that the Board of Directors of CTEEP, in a meeting held on 03/10/2003, approved the proposals to be opportunely submitted to the deliberation of the Ordinary General Shareholders' Meeting, through the publication, on 03/11/2003, in the Newspapers Gazeta Mercantil and Diário Oficial do Estado de São Paulo, of Notice of Relevant Fact, attached herewith. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

PROCESSED
APR 10 2003
THOMSON
FINANCIAL

dlw 4/7

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 84
01415-903 - São Paulo - S
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO
PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company - CNPJ 02.998.611/0001-04

RELEVANT FACT

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in compliance with the legal and regulatory provisions, informs that the Board of Directors, in a meeting held on 03/10/2003, approved the following proposals, to be opportunely submitted to the deliberation of the Ordinary General Shareholders' Meeting:

I. Report of the Administration and Financial Statements as of the fiscal year ended on December 31, 2002;

II. to impute R$ 136,353 thousand of remuneratory interest on own capital, equivalent to R$ 0.9133735 per lot of one thousand shares, already paid and whose credit was previously approved by the Board of Directors, to the value of the dividends concerning the fiscal year of 2002, as provided for in article 31, paragraph 3, of the Bylaws; and

III. destination of R$ 12,782 thousand to the shareholders, as additional dividends, equivalent to R$ 0.0856219 per lot of one thousand shares, resulting from the net profit of R$ 168,137 thousand obtained during the fiscal year of 2002.

São Paulo, March 10, 2003

Cláudio Cintrão Forghieri
Chief Financial Officer
And Investors Relations Director